UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 02, 2015

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Barclays completes sale of Spanish businesses - dated 02 January 2015

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: January 02, 2015

By: /s/ Clare Barrett
----------------------
Clare Barrett
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: January 02, 2015
By: /s/ Clare Barrett
----------------------
Clare Barrett
Assistant Secretary

2 January 2015

Barclays PLC

Barclays completes sale of Spanish Businesses to CaixaBank

Barclays Bank PLC ("Barclays") has completed the sale of its Spanish subsidiary, Barclays Bank S.A.U. - which comprises principal activities in Retail Banking, Wealth and Investment Management and Corporate Banking in Spain - to CaixaBank S.A. The completion of the sale, initially announced on 31 August 2014, follows receipt of regulatory and other applicable approvals. The completion will be reflected in Barclays' Q1 2015 results.

Barclays' Investment Bank and Barclaycard operations in Spain are not part of the sale and Barclays remains committed to these businesses.

Barclays will announce its 2014 Full Year Results on 3 March 2015.

- Ends -

For further information, please contact:

Barclays
Investor Relations
Charlie Rozes               +44 (0) 20 7116 5752

Media Relations
Giles Croot         +44 (0) 20 7116 6132

About Barclays

Barclays is an international financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays' purpose is to help people achieve their ambitions - in the right way.

With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 135,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. Generally, the words ''will'', ''may'', ''should'', ''continue'', ''believes'', ''expects'', ''intends'', ''anticipates'', "plans" or similar expressions that are predictive or indicative of future events identify forward-looking statements. These statements are based on the current expectations of management and are naturally subject to risks, uncertainties and changes in circumstances. Undue reliance should not be placed on any such statements because, by their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, many of which are outside the control of Barclays and its Directors, that could cause actual results, and management's plans and objectives, to differ materially from those expressed or implied in the forward-looking statements. As such, forward-looking statements are no guarantee of future performance.

There are several factors which could cause actual results to differ materially from those expressed or implied in forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business, competitive, market and regulatory environment, future exchange and interest rates, changes in tax rates and future business combinations or dispositions.

Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document. Barclays does not undertake any obligation (except as required by requirements of the UK Listing Authority or any other legal or regulatory requirement) to revise or update any forward-looking statement contained in this document, regardless of whether that statement is affected as a result of new information, future events or otherwise.

No statement in this document is intended as a profit forecast and no statement in this document should be interpreted to mean that the earnings per Share for the current or future years would necessarily match or exceed the historical published earnings per Share.